UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                       July 1,
2019



  Carl C. Icahn
  Chairman
  Icahn Enterprises L.P.
  767 Fifth Avenue, 47th Floor
  New York, New York 10153

           Re:     Occidental Petroleum Corporation
                   PREC14A preliminary proxy statement filing made on Schedule
14A
                   Filed on June 26, 2019 by Barberry Corp. et al.
                   File No. 001-09210

  Dear Mr. Icahn,

           We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

  Preliminary Proxy Statement filed on Schedule 14A

  1. Although not necessarily adaptable to the type of authorization being sought, Item 1 of
     Schedule 14A seeks disclosure of the date by which the requests must be submitted to the extent state law requires that such a date be specified and/or alternatively whether the participants intend to set a date. Please advise us, with a view towards revised disclosure, how the participants have complied with this item requirement or have otherwise concluded that it is inapplicable. Refer to Rule 14a-1(f) which defines the term "proxy" to include an authorization within the meaning of Section 14(a) that is being sought by the participants.

  2. Please advise us, with a view toward revised disclosure, how the participants complied with
     Item 6(b) regarding the record date or absence thereof. To the extent the right to give the solicited request is not considered a vote or consent, please advise us of the basis for that conclusion and any criteria to be used in determining who is eligible to give the request.

  3. Please advise us how the participants complied with Item 23 regarding the distribution of this proxy statement.
 Carl C. Icahn
Icahn Enterprises L.P.
July 1, 2019
Page 2

Certain Information Regarding the Participants, page 17

4. Please advise us, with a view toward revised disclosure, why the Icahn Parties are viewed as only being "deemed" to be the beneficial owners of approximately 4.4% of the outstanding as distinguished from being the beneficial owners of shares without qualification.


         We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

cc:     Andrew Langham, Esq.
        Icahn Enterprises L.P.